Dated April 24, 2019
Filed Pursuant to Rule 433
Registration Statement No. 333-219118
Relating to Final Prospectus Supplement
Dated April 25, 2019 to Prospectus Dated July 12, 2017

UMH PROPERTIES, INC. 6.75% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK ($25.00 LIQUIDATION PREFERENCE PER SHARE) Final Term Sheet April 24, 2019

Issuer:	UMH Properties, Inc.

Security:	6.75% Series C Cumulative Redeemable Preferred Stock, $0.10 par value per share (the “Series C Preferred Stock”)

Number of Shares:	3,600,000 shares (4,000,000 shares if the over-allotment option is exercised in full)

Trade Date:	April 25, 2019

Settlement Date:	April 29, 2019

Public Offering Price:	$25.0000 per share; $90,000,000 total (assuming the over-allotment option is not exercised).

Underwriting Discount:	$0.7875 per share; $2,835,000 total (assuming the over-allotment option is not exercised).

Net Proceeds (before expenses):	$24.2125 per share; $87,165,000 total (assuming the over-allotment option is not exercised).

Dividend Rate:	6.75% per annum on the $25.00 liquidation preference (equivalent to $1.6875 per annum per share).

Dividend Payment Dates:	On or about the 15th day of March, June, September and December. The next quarterly dividend payment will be June 17, 2019 and will be for the period from March 1, 2019 to May 31, 2019.

Liquidation Preference:	$25.00 per share plus an amount equal to any accumulated but unpaid dividends thereon (whether or not declared) to, but not including, the date of such payment.

Optional Redemption:
On and after  July 26, 2022, the Series C Preferred Stock is redeemable at the Issuer’s option for cash, in whole or in part, at any time or from time to time, at a price per share equal to $25.00, plus all accrued and unpaid dividends (whether or not declared), if any, to, but not including, the redemption date (unless the redemption date is after a record date for a Series C Preferred Stock declared dividend payment and prior to the corresponding Series C Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend to be paid on such dividend payment date will be included in the redemption price), on each share of Series C Preferred Stock to be redeemed.

Special Optional Redemption:
Upon the occurrence of a Delisting Event (as defined below), the Issuer will have the option, subject to certain conditions, to redeem the outstanding Series C Preferred Stock, in whole but not in part, within 90 days after the Delisting Event, for a redemption price of $25.00 per share, plus all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the redemption date  (unless the redemption date is after a record date for a Series C Preferred Stock declared dividend payment and prior to the corresponding Series C Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend to be paid on such dividend payment date will be included in the redemption price).

Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, subject to certain conditions, redeem the Series C Preferred Stock, in whole but not in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption (unless the redemption date is after a record date for a Series C Preferred Stock declared dividend payment and prior to the corresponding Series C Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend to be paid on such dividend payment date will be included in the redemption price).

Delisting Event:
Occurs when, (whether before or after July 26, 2022), both (i) the Series C Preferred Stock is not listed on the NYSE, the NYSE American LLC or the Nasdaq Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE American LLC or NASDAQ and (ii) the Issuer is  not subject to the reporting requirements of the Exchange Act, but any Series C Preferred Stock is outstanding.

Change of Control:
Occurs when, after the original issuance of the Series C Preferred Stock, the following have occurred and are continuing:

•          the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger, conversion or other acquisition transaction or series of purchases, mergers, conversions or other acquisition transactions, of shares of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of the Issuer’s stock entitled to vote generally in the election of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•          following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common equity securities (or ADRs representing such securities) listed on the NYSE, the NYSE American LLC or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE American LLC or NASDAQ.

Conversion Rights:
Upon the occurrence of a Delisting Event or a Change of Control, each holder of Series C Preferred Stock will have the right (unless, prior to the applicable conversion date, the Issuer provides notice of its election to redeem the Series C Preferred Stock) to convert all or part of the shares of Series C Preferred Stock held by such holder on the applicable conversion date, into a number of shares of the Issuer’s common stock per share of Series C Preferred Stock to be converted equal to the lesser of:

•          the quotient obtained by dividing (i) the sum of $25.00 plus the amount of any accumulated and unpaid dividends thereon to, but not including, the applicable conversion date (unless the applicable conversion date is after a record date for a Series C Preferred Stock declared dividend payment and prior to the corresponding Series C Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend to be paid on such dividend payment date will be included in this sum) by (ii) the Common Share Price (as defined below); and

•          3.0230, or the Share Cap (subject to pro rata adjustments for any share splits (including those effected pursuant to a common share dividend), subdivisions or combinations  with respect to shares of the Issuer’s common stock as described in the Issuer’s preliminary prospectus supplement).

The “Common Share Price” for any Change of Control will be (i) if the consideration to be received in the Change of Control by holders of shares of the Issuer’s common stock is solely cash, the amount of cash consideration per share of common stock, and (ii) if the consideration to be received in the Change of Control by holders of shares of the Issuer’s common stock is other than solely cash, the average of the closing price per share of the Issuer’s common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control.

The “Common Share Price” for any Delisting Event will be the average of the closing price per share of the Issuer’s common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Delisting Event.

If the Issuer elects to redeem shares of Series C Preferred Stock that would otherwise be converted into the applicable Conversion Consideration (as defined in the Issuer’s preliminary prospectus supplement) on the applicable conversion date, such shares of Series C Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price for such shares.

NYSE Listing Symbol:	UMH PRC

CUSIP:	903002 400

ISIN:	US9030024007

Joint Book-Running Managers:	BMO Capital Markets Corp. J.P. Morgan Securities LLC

Co-Managers:	B. Riley FBR, Inc. D.A. Davidson & Co.
Janney Montgomery Scott LLC

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting: BMO Capital Markets Corp. at 1-800-414-3627; or J.P. Morgan Securities LLC collect at 1-212-834-4533.